

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2011

Jeffrey T. Hanson
Chief Executive Officer and Chairman
Grubb & Ellis Healthcare REIT II, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, California 92705

> **Re:** **Grubb & Ellis Healthcare REIT II, Inc.**
> **Post-Effective Amendment No. 9 to Form S-11**
> **Filed April 19, 2011**
> **File No. 333-158111**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 10, 2011**
> **File No. 333-158111**

Dear Mr. Hanson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Performance, page 66

1. Refer to your reconciliation table on page 67. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide FFO per share and MFFO per share. Please accompany MFFO per share and FFO per share disclosure with net loss per share disclosure.

2. We note your disclosure on page 66 that since MFFO excludes acquisition expenses, it should not be construed as a historic performance measure. In future Exchange Act periodic filings, please include similar disclosure regarding MFFO.

3.   Please make sure that future Exchange Act filings discussing MFFO are consistent with your Securities Act filings regarding the usefulness of MFFO to investors. We note, for example, the transcript of your earnings call filed on Form 8-K on March 21, 2011. We also urge you to consider the conditions of Regulation G of the Exchange Act and Item 10(e) of Regulation S-K when providing MFFO disclosure in future communications to investors, particularly the rules regarding the accompaniment and relative prominence of the corresponding GAAP measure.

Information Regarding Our Distributions, page 69

4.   Please disclose the cumulative amount of distributions declared since inception as compared to the cumulative amount of earnings or FFO since inception.

Acquired Properties, page 94

5.   We note that you disclose the average effective rental rate per square foot for your properties. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

6.   Refer to your disclosure of capitalization rates on page 98. We note that you project forward 12-month NOI for purposes of calculating the capitalization rate, and that the revenues are based on in-place leases. Please expand your description of NOI to clarify the manner in which forward 12-month expenses are estimated and your assumptions regarding occupancy during the forward 12-month period.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Lauren Burnham Prevost
    Health D. Linsky
    Morris, Manning & Martin, LLP
    Via facsimile (404) 365-9532